

April 16, 2015

Robert Michelson
Chief Executive Officer
RMG Networks Holding Corporation
15301 Dallas Parkway, Suite 500
Addison, Texas 75001

> **Re:** **RMG Networks Holding Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 9, 2015**
> **File No. 001-35534**

Dear Mr. Michelson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Proposal

Effect of the Proposal on Current Stockholders, page 9

1.   Please revise to provide more expansive disclosure regarding the possible consequences to your existing stockholders of the issuance of additional shares of common stock. In this regard, we note that upon stockholder approval, the series A preferred stock will automatically convert into common stock. As such, you should disclose the percentage by which existing stockholders will be diluted upon conversion. Also consider providing a table that sets forth the change in ownership and voting rights of your significant stockholders upon conversion of the preferred stock. See Item 11(d) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or, in her absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel